UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

Sonos, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83570H108

(CUSIP Number)

12/31/2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

❏ Rule 13d-1(b)
❏ Rule 13d-1(c)
X Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83570H108	13G	Page __ of __ Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John L. MacFarlane	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,215,758
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 7,215,758
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,215,758	
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) **7.2%**	
12	TYPE OF REPORTING PERSON IN	

Item 1(a)   Name of Issuer:

Sonos, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
614 Chapala St, Santa Barbara, CA 93101

Item 2(a)   Name of Person Filing:
John L. MacFarlane

Item 2(b)   Address of Principal Business Office or, If None, Residence:
P.O. Box 5095, Montecito, CA 93150-5095

Item 2(c)   Citizenship:
USA

Item 2(d)   Title of Class of Securities:
Common.

Item 2(e)   CUSIP Number:

83570H108

Item 3.   If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ❑ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b) ❑ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ❑ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ❑ Investment company registered under section 8 of the Investment Company Act of 1940

(e) ❑ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) ❑ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) ❑ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) ❑ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ❑ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ❑ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ❑ Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:
_____

Item 4.   Ownership

(a) Amount beneficially owned:

7,215,758

(b) Percent of class:
7.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote or to direct the vote:

7,215,758

(ii) Shared power to vote or to direct the vote:

N/A

(iii) Sole power to dispose or to direct the disposition of:

7,215,758

(iv) Shared power to dispose of or direct the disposition of:

N/A

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box: ❏

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person

N/A

Item 7.   Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

 N/A

Item 8.   Identification and Classification of Members of the Group

N/A

Item 9.   Notice of Dissolution of Group

N/A

Item 10.   Certifications

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: ___12 Feb._____, 2019

Name: _____